

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

John Bencich
Chief Financial Officer
ACHIEVE LIFE SCIENCES, INC.
1001 W. Broadway, Suite 400
Vancouver, British Columbia, V6H 4B1

      Re: ACHIEVE LIFE SCIENCES, INC.
            Registration Statement on Form S-3
            Filed December 26, 2018
            File No. 333-229019

Dear Mr. Bencich:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Todd Schiffman at 202-551-3491 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Healthcare & Insurance